Exhibit 99.2

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary Ab T2P 4B9

Tel 403-691-8000

Fax 403-691-8008

www.kpmg.ca

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Manitoba Securities Commission

February 20, 2024

Dear Sir/Madam

Re: Notice of Change of Auditors of Kolibri Global Energy Inc.

We have read the Notice of Kolibri Global Energy Inc. dated February 18, 2024 and are in agreement with the statements contained in such Notice.

Yours very truly,

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.